UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Life Spectacular, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-3571886
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Life Spectacular, Inc., 7901 4th St. N STE 4916, St. Petersburg, Florida 33702

 (Full mailing address of principal executive offices)

(415) 439-3421

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on May 2, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

General

We were formed as a Delaware corporation on May 15, 2017. The company develops, produces and sells skin care products directly to consumers. The company’s business model is to sell products directly to consumer via its website. Subscription sales and sales from repeat customers make up a large portion of the company’s revenue. The company differentiates its products through offering skin care formulations that are matched to address a customer’s specific skin needs, lifestyle and environmental factors.

Results of Operations

The following represents our performance highlights:

Revenues

We generate revenues exclusively from direct-to-consumer sales of skincare products. Revenues increased by $7,004,240 from $9,300,173 for the six-month period ended June 30, 2021 to $16,304,413 for the six-month period ended June 30, 2022, or by 75.31%. The increase in revenue was due primarily to an increase in the number of customers the company had in 2022 when compared to 2021, which resulted from improved brand awareness, substantial marketing, and operational improvement efforts made by the company in 2022.

Cost of Revenues

Cost of revenues consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. The cost of net revenues for the six-month period ended June 30, 2022 was $3,585,882, resulting in gross profit of $12,718,531 (a gross margin of 78.0%) compared to cost of net revenues for the six-month period ended June 30, 2021 of $2,345,206 and gross profits of $6,954,967 (a gross margin of 74.8%). The improvement in margins is a result of the scale of the business and operational improvements that we began making in 2021 and continued in 2022.

Operating Expenses

Our operating expenses consist of general, selling and administrative expenses, sales and marketing expenses, and research and development expenses. The company spends significant amounts on research and development expenses to further its product design and offerings. The company recorded total operating expenses of $9,778,832 for the six-month period ended June 30, 2021 and $15,778,830 for the six-month period ended June 30, 2022. Such expenses were composed of:

●	general and administrative expenses of $1,528,352 for the six-month period ended June 30, 2021 and $3,746,895 for the six-month period ended June 30, 2022;

●	sales and marketing expenses of $7,571,297 for the six-month period ended June 30, 2021 and $10,664,232 for the six-month period ended June 30, 2022; and

●	research and development expenses of $679,183 for the six-month period ended June 30, 2021 and $1,367,703 for the six-month period ended June 30, 2022.

The increase in our total operating expenses resulted largely from a year-over-year increase in digital marketing expenses, increases in headcount and human resource expenses, and to a lesser extent increases in research and development expenses.

Other Income (Expense)

Other income consists of interest expense, change in fair value of future equity obligations and other income. The company recorded total other income (expense) of ($193,559) for the six-month period ended June 30, 2021 and ($658,523) for the six-month period ended June 30, 2022. Such expenses were composed entirely of interest expenses.

Interest expense increased as a result of drawing on additional lines of credit and merchant advances to support the Company’s working capital needs. See “Liquidity and Capital Resources – Indebtedness.”

Net Operating Loss and Net Loss

Accordingly, the company’s net operating loss was $2,823,865 for the six-month period ended June 30, 2021, and $3,060,299 for the six-month period ended June 30, 2022; the company’s net loss was $3,017,424 for the six-month period ended June 30, 2021, and $3,718,822 for the six-month period ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2022, the company had approximately $7,227,344 in cash and cash equivalents on hand. We believe that the proceeds from the Regulation A Offering (described below) and Series A-2 Preferred Stock financing, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 24 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. The company is also currently having active fundraising conversations to increase the amount of cash on the balance sheet. So, although the company can support itself alone, it is also looking for additional investments to increase growth and sustainability.

Merchant Advances

The company has entered into a revenue-share agreement with one lender. In connection with the agreement, the company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The company repays its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The company is responsible for paying the merchant advance regardless of whether the merchant advance credit is utilized.

During the six-month periods ended June 30, 2022 and 2021, the company received merchant advances totaling $7,779,154 and $8,200,000, respectively. Merchant advance transaction fees are included as interest expense in the statements of operations. During the six-month periods ended June 30, 2022 and 2021, the company made repayments on merchant advances totaling $6,457,626 and $2,660,768, respectively. As of June 30, 2022 and December 31, 2021, amounts owed under merchant advance arrangements were $0 and $56,556, respectively.

As of June 30, 2022 and December 31, 2021, the company had $2,344,443 and $0 of unused merchant advance credit, which are included in prepaid expenses and other current assets in the balance sheets.

Indebtedness

In May 2020, the company entered into a loan with a lender in an aggregate principal amount of $73,800 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration (“SBA”). The company may apply to the lender for forgiveness of the PPP loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP loan may be accelerated upon the occurrence of an event of default. In May 2021, the company received notification of full forgiveness of the PPP Loan.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (“EIDL”) assistance program. On December 31, 2020, the company was notified that its EIDL application was approved by the SBA. Per the terms of the EIDL agreement, the company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

In January 2021, the company entered into a Credit and Security Agreement for proceeds of $1,300,000. The note bore interest at 11.75% per annum and matured on January 14, 2022. The loan was fully repaid by October 2021. Interest expense was $63,967 pertaining to the loan for the year ended December 31, 2021.

The company also entered into various short-term financing agreements throughout 2021 for proceeds of $12,668,338. The loans bear interest from 7% - 8.3% and mature at various times between February 11, 2022, and September 20, 2022. Interest expense was $636,438 pertaining to these loans for the year ended December 31, 2021. Total repayments for these agreements were $7,050,404 during 2021, and $5,617,919 remained outstanding as of December 31, 2021. The Credit cap available to the company is based on annual recurring revenue and changes periodically.

In the six-month periods ended June 30, 2022 and 2021, the company received loan proceeds totaling $3,362,788 and $1,300,000, respectively, and made repayments of $612,812 and $745,987, respectively. As of June 30, 2022 and December 31, 2021, $9,743,191 and $5,617,919, respectively, remained outstanding.

Total interest expense incurred for all merchant advances and loans during the six-month periods ended June 30, 2022 and 2021 were $658,523 and $193,559, respectively.

Issuances of Equity

On August 6, 2021, the company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), qualifying the offer and sale of up to $60,000,000 of units consisting of .7 shares of Series A Preferred Stock of the company and .3 share of Common Stock from selling shareholders at a price of $6.60 per unit. As of July 25, 2022, the company has closed on gross proceeds of $1,651,782 and issued 250,270 Units, including 175,189 shares of Series A Preferred Stock.

On October 26, 2021, the company closed a Series A-2 Preferred Stock financing, issuing to new investors an aggregate of 2,362,626 shares of Series A-2 Preferred Stock at a price per share of $3.5342, for total gross proceeds of $8,349,993.

In January 2022, the company entered into a Simple Agreement for Future Equity (“SAFE”) for a purchase amount of $150,010. The SAFE agreement was with an entity that is controlled by an officer of the company.

Trend Information

Our primary goal is to add customers in our direct to consumer sales channel as well as strengthening our artificial intelligence and technology capabilities. As we add customers, we will be able to grow our brand value, technology value and data value. Increasing demand, along with additional media spend and coverage in the United States, has driven and continues to drive an increase in sales for the company’s products. There are also several underlying trends that drive the growth of the sector.

With respect to growth in the skin care industry as a whole, in 2019, when the company first launched, the global skin care market was estimated to be $140 billion in size. And by 2025, it’s estimated to grow to $189.3B in size, a compound annual growth rate of 5.16%.

There has been growth in the direct-to-consumer business model due to the pandemic; as people in the United States were forced to stay home during the pandemic, more and more consumers became accustomed and open to the idea of purchasing products via the internet and through direct-to-consumer companies. This trend may abate somewhat due to the opening of the economy in future years, but changing consumer behavior that is open to online shopping may also be here to stay.

Consumers have been increasingly demanding personalized products:

●	59% of customers say that the option of personalization influences their shopping choices, according to an Infosys report.

●	A Forrester report confirmed that 77% of consumers have chosen, recommended, or paid more for a brand that provides the option to personalize.

●	The company is poised to continue to take advantage of these industry trends and continue to execute to grow in the US skin care market with our world class executive, technology and operations teams.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. financial STATEMENTS

LIFE SPECTACULAR, INC.

FINANCIAL STATEMENTS

JUNE 30, 20222

UNAUDITED

LIFE SPECTACULAR, INC.

BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$7,227,344	$9,112,722
Inventory	1,929,940	3,464,021
Prepaid expenses and other current assets	3,638,449	690,231
Total current assets	12,795,733	13,266,974
Investments	200,000	-
Deposits	104,516	90,999
Total assets	$13,100,249	$13,357,973

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,547,816	$3,300,589
Due to related parties	378,227	303,217
Accrued expenses	1,144,931	1,556,240
Deferred revenue	-	500,486
Merchant advances	-	56,556
Loan payable, current	9,743,191	5,617,919
Total current liabilities	13,814,165	11,335,007
Loan payable	149,900	158,355
Future equity obligations	150,010	-
Total liabilities	14,114,075	11,493,362

Commitments and contingencies

Stockholders’ equity (deficit):
Series A-2 preferred stock, $0.00001 par value, 5,675,915 shares authorized, 2,382,482 and 2,362,626 shares isused and outstanding as of June 30, 2022 and December 31, 2021, respectively, liquidation preference of $8,419,991 as of June 30, 2022	24	24
Series A preferred stock, $0.00001 par value, 6,717,483 shares authorized, 177,380 and 139,496 shares isused and outstanding as of June 30, 2022 and December 31, 2021, respectively, liquidation preference of $1,170,709 as of June 30, 2022	1	1
Series Seed preferred stock, $0.00001 par value, 17,599,544 shares authorized, 17,582,397 shares isused and outstanding as of both June 30, 2022 and December 31, 2021, liquidation preference of $9,206,101 as of June 30, 2022	176	176
Common stock, $0.00001 par, 69,740,303 shares authorized, 26,580,699 and 26,048,835 shares issued issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	500	263
Additional paid-in capital	71,954,681	71,114,533
Accumulated deficit	(72,969,208)	(69,250,386)
Total stockholders’ equity (deficit)	(1,013,826)	1,864,611
Total liabilities and stockholders’ equity (deficit)	$13,100,249	$13,357,973

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2022	2021
	(unaudited)
Net revenues	$16,304,413	$9,300,173
Cost of net revenues	3,585,882	2,345,206
Gross profit	12,718,531	6,954,967

Operating expenses:
General and administrative	3,746,895	1,528,352
Sales and marketing	10,664,232	7,571,297
Research and development	1,367,703	679,183
Total operating expenses	15,778,830	9,778,832

Loss from operations	(3,060,299)	(2,823,865)

Other income (expense):
Interest expense	(658,523)	(193,559)
Total other income (expense), net	(658,523)	(193,559)

Provision for income taxes	-	-
Net loss	$(3,718,822)	$(3,017,424)

Weighted average common shares outstanding - basic and diluted	26,436,113	26,048,835
Net loss per common share - basic and diluted	$(0.14)	$(0.12)

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Series A-2		Series A		Series Seed				Additional		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balances at December 31, 2020	-	$-	-	$-	-	$-	26,048,835	$260	$6,650	$(7,252,088)	$(7,245,178)
Stock-based compensation	-	-	-	-	-	-	-	-	74,839	-	74,839
Net loss	-	-	-	-	-	-	-	-	-	(3,017,424)	(3,017,424)
Balances at June 30, 2021 (unaudited)	-	$-	-	$-	-	$-	26,048,835	$260	$81,489	$(10,269,512)	$(10,187,763)

Balances at December 31, 2021	2,362,626	$24	139,496	$1	17,582,397	$176	26,344,104	$263	$71,114,533	$(69,250,386)	$1,864,611
Issuance of Series A and Series A-2 preferred stock,
net of offering costs	19,806	-	37,884	-	-	-	-	-	383,125	-	383,125
Exercise of stock options	-	-	-	-	-	-	236,595	237	59,700	-	59,937
Stock-based compensation	-	-	-	-	-	-	-	-	397,323	-	397,323
Net loss	-	-	-	-	-	-	-	-	-	(3,718,822)	(3,718,822)
Balances at June 30, 2022 (unaudited)	2,382,432	$24	177,380	$1	17,582,397	$176	26,580,699	$500	$71,954,681	$(72,969,208)	$(1,013,826)

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021
	(unaudited)
Cash flows from operating activities:
Net loss	$(3,718,822)	$(3,017,424)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	397,323	74,839
Forgiveness of PPP loan	-	(73,800)
Changes in operating assets and liabilities:
Inventory	1,534,081	(1,627,446)
Prepaid expenses and other current assets	(2,948,218)	861,403
Accounts payable	(764,016)	1,075,682
Accrued expenses	(411,309)	13,183
Due to related parties	75,010	-
Deferred revenue	(500,486)	(750,253)
Net cash used in operating activities	(6,336,437)	(3,443,816)
Cash flows from investing activities:
Proceeds (repayments) from related parties	-	14,138
Investment	(200,000)	-
Deposits	(13,517)	2,200
Net cash provided by (used in) investing activities	(213,517)	16,338
Cash flows from financing activities:
Proceeds from merchant advances	7,779,154	8,200,000
Repayments of merchant advances	(6,457,626)	(2,660,768)
Proceeds from future equity obligations	150,010	-
Issuance of loan payable	3,362,788	1,300,000
Repayments of loan payable	(612,812)	(745,987)
Issuance of Series A and A-2 preferred stock	383,125	-
Exercise of stock options	59,937	-
Deferred offering costs	-	(159,576)
Net cash provided by financing activities	4,664,575	5,933,669
Net change in cash and cash equivalents	(1,885,378)	2,506,191
Cash and cash equivalents at beginning of period	9,112,722	3,195,157
Cash and cash equivalents at end of period	$7,227,344	$5,701,348

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$433,465	$193,559

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

 UNAUDITED

1. NATURE OF OPERATIONS

Life Spectacular, Inc. (the “Company”) is a corporation formed on May 15, 2017 under the laws of the State of Delaware. The Company sells customized skincare products through its website and online platform to individual customers directly. The Company is headquartered in St. Petersburg, Florida.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,718,822 and $3,017,424 for the six months ended June 30, 2022 and 2021, respectively, and has used cash in operations. As of June 30, 2022, the Company had an accumulated deficit of $72,969,208. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of Simple Agreements for Future Equity and preferred stock via a Regulation A offering as well as Regulation D offerings.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Stock Split

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, on June 23, 2021 and October 22, 2021, the Company filed an Amended and Restated Certificate of Incorporation that authorized the Company to issue a total of (i) 69,740,303 shares of common stock, $0.00001 par value per share and (ii) 29,975,795 shares of preferred stock, $0.00001 par value per share. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition, the valuations of common stock, and future equity obligations. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses and approximate their fair values due to the short maturity of these instruments. The Company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 4 and 7).

Inventory

Inventories consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of June 30, 2022 and December 31, 2021, inventory included approximately $65,000 and 398,000 in transit, respectively.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606):

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense and are therefore not evaluated as a separate performance obligation.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represent the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of June 30, 2022 and December 31, 2021, total contract liabilities were $0 and $500,486, respectively. The Company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties.

Sales and Marketing

Sales and marketing expenses include fulfillment center operations, third-party logistics costs, and payment processing fees, as well as marketing and advertising costs.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the six months ended June 30, 2022 and 2021, shipping and handling costs were $1,114,013 and $533,982, respectively.

General and Administrative Expenses

General, and administrative expenses consist primarily of compensation and benefits costs, professional services, and information technology.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $7,343,514 and $4,740,252 for the six months ended June 30, 2022 and 2021, respectively.

Research and Development Costs

Costs related to the development of the Company’s products and future offerings are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Future Equity Obligations

The Company accounts for its Simple Agreements for Future Equity (“SAFEs”) as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Deferred Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and December 31, 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 and December 31, 2021 are as follows:

	June 30,	December 31,
	2022	2021
	(unaudited)
Series A-2 Preferred Stock (convertible to common stock)	2,382,432	2,362,626
Series A Preferred Stock (convertible to common stock)	177,380	139,496
Series Seed Preferred Stock (convertible to common stock)	17,582,397	17,582,397
Preferred stock warrants	3,082,111	3,082,111
Stock options	9,639,974	1,309,785
Total potentially dilutive shares	32,864,294	24,476,415

As of June 30, 2022, there was an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 7).

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has elected to early adopt this ASU and the adoption of this ASU did not have a material impact on the Company’s financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

4. FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of June 30, 2022 (unaudited) Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$150,010	$150,010
	$-	$-	$150,010	$150,010

Fair Value Measurements as of December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$-	$-
	$-	$-	$-	$-

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in the current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30,	December 31,
	2022	2021
	(unaudited)
Merchant advance credit	$2,344,443	$-
Prepaid inventory and deposits	636,488	329,915
Advertising	-	250,895
Other	657,517	109,421
	$3,638,449	$690,231

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

6. DEBT

Merchant Advances

The Company has entered into a revenue-share agreement with one lender. In connection with the agreement, the Company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The Company repays its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The Company is responsible for paying the merchant advance regardless of whether the merchant advance credit is utilized.

During the six month periods ended June 30, 2022 and 2021, the Company received merchant advances totaling $7,779,154 and $8,200,000, respectively. Merchant advance transaction fees are included as interest expense in the statements of operations. During the six month periods ended June 30, 2022 and 2021, the Company made repayments on merchant advances totaling $6,457,626 and $2,660,768, respectively. As of June 30, 2022 and December 31, 2021, amounts owed under merchant advance arrangements were $0 and $56,556, respectively.

As of June 30, 2022 and December 31, 2021, the Company had $2,344,443 and $0 of unused merchant advance credit, which are included in prepaid expenses and other current assets in the balance sheets.

Loans Payable

In the six month periods ended June 30, 2022 and 2021, the Company received loan proceeds totaling $3,362,788 and $1,300,000, respectively, and made repayments of $612,812 and $745,987, respectively. As of June 30, 2022 and December 31, 2021, $9,743,191 and $5,617,919, respectively, remained outstanding.

Total interest expense incurred for all merchant advances and loans during the six month periods ended June 30, 2022 and 2021 were $658,523 and $193,559, respectively.

7. FUTURE EQUITY OBLIGATIONS

In January 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) for a purchase amount of $150,010. The SAFE agreement was with an was an entity which is controlled by an officer of the Company.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

8. STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 22, 2021, authorized the Company to issue a total of 29,975,795 shares of Preferred Stock, $0.00001 par value per share, of which (i) 1,077,005 shares were designated as Series Seed-1 Preferred Stock, (ii) 1,292,514 shares were designated as Series Seed-2 Preferred Stock, (iii) 30,618 shares were designated as Series Seed-3 Preferred Stock, (iv) 5,884,428 shares were designated as Series Seed-4 Preferred Stock, (v) 6,531,944 shares were designated as Series Seed-5 Preferred Stock, (vi) 2,357,622 shares were designated as Series Seed-6 Preferred Stock, (vii) 408,266 shares were designated as Series Seed-7 Preferred Stock, (viii) 6,717,483 shares were designated as Series A Preferred Stock, and (ix) 5,675,915 shares were designated as Series A-2 Preferred Stock. On the accompanying balance sheets, the various Series Seed Preferred Stock are presented in aggregate as Series Seed Preferred Stock.

As of June 30, 2022, there were (i) 1,077,005 shares of Series Seed-1 Preferred Stock issued and outstanding, (ii) 1,292,514 shares of Series Seed-2 Preferred Stock issued and outstanding, (iii) 30,618 shares of Series Seed-3 Preferred Stock issued and outstanding, (iv) 5,884,428 shares of Series Seed-4 Preferred Stock issued and outstanding, (v) 6,531,944 shares of Series Seed-5 Preferred Stock issued and outstanding, (vi) 2,357,622 shares of Series Seed-6 Preferred Stock issued and outstanding, (vii) 408,266 shares of Series Seed-7 Preferred Stock issued and outstanding, (viii) 177,380 shares of Series A Preferred Stock issued and outstanding, and (ix) 2,382,432 shares of Series A-2 Preferred Stock issued and outstanding.

2022 Transactions

In August 2021, the Company launched a Regulation A financing to issue and sell up to 9,090,909 Units at a price of $6.60 per Unit, with each Unit comprising (i) 0.7 shares of the Company’s Series A Preferred Stock per Unit and (ii) 0.3 shares of the Company’s Common Stock per unit held by the founders of the Company, pursuant to an Offering Circular filed with the Securities and Exchange Commission. The Company reserved 6,363,636 shares of Common Stock for issuance upon conversion of the Series A Preferred Stock to be authorized pursuant to the Company’s Amended and Restated Certificate of Incorporation. Through December 31, 2021, the Company has issued 107,198 shares of Series A Preferred Stock pursuant to the offering for gross proceeds of $1,010,724. Of the gross proceeds, $707,507 were allocated to the Series A preferred stock and included as part of additional paid-in capital and $303,217 is payable to selling shareholders in the Regulation A financing and included in due to related parties in the accompanying balance sheets. In the six months ended June 30, 2022, the Company issued 37,884 shares of Series A preferred stock for net proceeds of $313,125 after offering costs. Of the proceeds, $75,010 is payable to selling shareholders in the Regulation A financing and included in due to related parties in the accompanying balance sheets.

In January 2022, the Company issued 19,806 shares of Series A-2 Preferred Stock for proceeds of $70,000, a price per share of $3.5342.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Common Stock

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, on June 23, 2021 and October 22, 2021, the Company filed an Amended and Restated Certificate of Incorporation that authorized the Company to issue a total of (i) 69,740,303 shares of common stock, $0.00001 par value per share and (ii) 29,975,795 shares of preferred stock, $0.00001 par value per share. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In 2022, option holders exercised options for 236,595 shares of common stock for proceeds of $59,937.

Life Spectacular, Inc. 2017 Stock Plan

The Company has adopted the Life Spectacular, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan, as amended and restated, was 14,550,910 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. As of December 31, 2021, there were 4,379,072 shares available for grant.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	1,309,785	$0.25	$-
Granted	8,712,087	0.82
Exercised	(236,595)	0.25
Forfeited	(145,303)	0.38
Outstanding as of June 30, 2022 (unaudited)	9,639,974	$0.76	$-

Exercisable as of June 30, 2022 (unaudited)	1,802,631	$0.70	$-

As of June 30, 2022, the weighted average duration to expiration of outstanding options was 9.5 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2022	2021
	(unaudited)
Risk-free interest rate	1.76%	0.69%
Expected term (in years)	6.05	6.04
Expected volatility	55.00%	55.00%
Expected dividend yield	0%	0%
Fair value per stock option	$0.25	$0.13

The total grant-date fair value of the options granted during the six months ended June 30, 2022 was $2,211,228. Stock-based compensation expense for stock options of $397,323 and $74,839 was recognized under FASB ASC 718 for the six months ended June 30, 2022 and 2021, respectively. Total unrecognized compensation costs related to non-vested stock option awards amounted to $1,874,109 as of June 30, 2022, which will be recognized over a weighted-average period of 3. years.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Warrants

In connection with the Company’s Series A financing in October 2021 the Company granted 2,846,421 warrants to purchase Series A preferred stock to an investor. The warrants expire on the earlier of the first anniversary of the issuance date, the closing of an IPO or sale of the Company. The warrants were valued using the Black-Scholes option pricing model using similar inputs to those described for stock options and had a grant-date fair value of $1.16 per share, or total fair value of $3,301,848. The warrants were determined to be equity classified per ASC 480-10 and were recognized as offering costs of the underlying preferred stock issued. Accordingly, the value both decreased and increased additional paid-in capital for net no effect in the financial statements.

In connection with the Company’s planned Regulation A offering (see Note 8), in January 2021 the Company granted contingent warrants to Crush Capital, Inc., which contained both performance terms and financing events that were required to occur before the underlying warrants were exercisable, including a minimum amount for the initial sale of shares under the Regulation A financing. The number of warrants granted amounts to an equity value of $2,222,222 divided by the price of the capital stock sold in the Regulation A financing. The number of total warrants issued to Crush Capital, Inc. were 336,700 shares based on the Regulation A price of $6.60 per unit, consisting of 235,690 warrants to purchase Series A preferred stock issued by the Company and 101,010 common stock warrants to purchase Common Stock issued by the selling shareholders. The warrants vest based on three tranches of 34%, 33% and 33% pursuant to specified performance milestones. As of December 31, 2021, no warrants had vested as the performance milestones had not been met. The warrants were valued using the Black-Scholes option pricing model and have a grant-date fair value of $2.93 per share, or total fair value of $690,572 based on the number of preferred stock warrants issued by the Company. The warrants were determined to be equity classified per ASC 480-10 and will be recognized as offering costs of the underlying preferred stock issued if and when recognition occurs. The Company does not expect the tranches to vest based on the circumstances as of the date of these financial statements.

As of June 30, 2022, the Company had 3,183,121 preferred stock warrants outstanding.

9. COMMITMENTS AND CONTINGENCIES

Sales Tax

The Company reviews its sales tax nexus on an at-least annual basis, and is currently registered in local jurisdictions, provinces, and states where it has physical, economic, or other nexus. The Company collects sales tax at point of sale and remits sales on a monthly, quarterly, or annual cadence. Because of the timing difference between sales tax collection and remittance, the Company maintains a sales tax liability of $237,506 and $569,937 as of June 30, 2022 and December 31, 2021, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

10. SUBSEQUENT EVENTS

Subsequent to June 30, 2022, a warrant holder exercised its warrant to purchase 848,848 shares of Series A-2 Preferred Stock at price of $3.5342 per share for total proceeds to the Company of $2,999,998.61. See Note 8.

Management has evaluated subsequent events through September 19, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation**
2.2	Amended and Restated Bylaws**
6.1	2017 Amended and Restated Stock Plan**

**	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Life Spectacular, Inc.

/s/ Ming S. Zhao
Chief Executive Officer Date: September 20, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ming S. Zhao
Principal Executive Officer and Director

Date: September 20, 2022

/s/ Zaoshi Yuan
Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 20, 2022